October 27, 2004

Via Facsimile (212) 593-5955 and U.S. Mail

Barbara V. Tinsley, Esq.
General Counsel and Secretary
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

	Re:	BlueLinx Holdings Inc.
Amendment No. 2 to Form S-1 filed October 8, 2004
File No. 333-118750

Dear Ms. Tinsley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment 1. Since the price range triggers a number of disclosure matters, we will need sufficient time to process your amendments once a price range is included. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. We reissue prior comment 2.

3. We note your response to prior comments 34, 84, 86 and will review the information upon receipt.

4. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. It is our understanding that the most recent quarter ended on October 2, 2004. If the financial statements are not updated to October 2, 2004, tell us and describe in the filing any adverse developments during the most recent quarter.

5. Each amendment to the registration statement should include a currently dated consent of the registered public accountant.

6. With respect to your artwork, please revise to delete the terms "largest distributor" or revise to qualify this statement on the artwork.

Prospectus Summary, pages 2-5

7. When disclosing the historical results of pre-acquisition periods outside of the historical financial statements or pro forma presentation (pages 31 to 35), please inform the reader that the financial statements used to arrive at these amounts were prepared on a carve-out basis with not all costs such as interest expense allocated to these financial statements. In addition, refer the reader to Note 1 of the financial statements for the year ended January 3, 2004.

8. Please qualify your statement here and elsewhere in your prospectus that you "are the largest distributor of building products in the United States." We note your revised disclosure in the second paragraph under the subheading "Industry Overview."

9. Please identify the "third-party" you mention in the first sentence on page 3.

10. We reissue prior comment 11. Remove the section on page 3 or discuss industry conditions and trends that may harm your business. In addition, if you want to highlight key aspects of your business strategy, please do so in a short bullet-point list.

11. We note your response to prior comment 14. Supplementally, please provide us documents supporting the basis for all of your assertions about your market share in the industry. We may have further comments.

The Offering, page 6

12. We note your response to prior comment 18. Please revise here and in the risk factor heading that Cerberus will receive approximately 90% of the proceeds of the offering since it appears that they will receive at least $129 million of the proceeds of the offering.

Non-GAAP Financial Measures - Working Capital, page 11

13. We note your response to prior comment 5. Paragraph 3 of Chapter 3(A) of ARB 43 defines Working Capital as the excess of current assets over current liabilities. We do not think it is appropriate to use the description "Working Capital" to describe an amount determined other than in accordance with definition provided in ARB 43. Item 10(e)(1)(ii)(E) of Regulation S-K states that a registrant must not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Given this, revise the title of your measure.

In addition, tell us which comparable companies are using this measure.

14. Please revise the table you have provided to present working capital as defined by ARB 43. Correspondingly you should reconcile working capital as defined by ARB 43 to the Non-GAAP financial measure. Refer to Item 10(e)(1)(i)(B).

15. Clarify your disclosure to state how management believes the presentation of this financial measure provides useful information to investors regarding your liquidity.

16. Your explanation states that much of the investment in inventory and accounts receivable is borne by vendors through payables and other non-interest bearing liabilities is a key measure of success used by distributors and the investment analysts that evaluate them. It is not clear to us why you would differentiate between interest bearing and non-interest bearing liabilities in evaluating your financial performance.

Risk Factors, pages 12-20

We may incur substantial costs relating to Georgia-Pacific`s. . . , page 17

17. We reissue prior comment 28. Please clarify why judges and juries may determine that you are liable for Georgia-Pacific product liability related claims. We may have further comments.

Affiliates of Cerberus control us. . . , page 18

18. We reissue prior comment 30. Please disclose that five of your directors are affiliated with Cerberus.

Our controlling stockholder and its affiliates will receive a significant. . . , page 19

19. Disclose that Cerberus and its affiliates will receive $35 million for the preferred stock and that it will receive a total of at least $129 million out of the proceeds of the offering. Also quantify the amount of interest to be paid on the term loan and the amount of dividends to be paid on the preferred stock.

Use of Proceeds, page 22

20. We note on page 3 you disclose your belief that having a public company will be useful in pursuing acquisitions. Please disclose if you intend to use proceeds for this purpose. Refer to Item 504 of Regulation S-K, instruction 6.

Capitalization, page 24

21. So that it is clear that the presently outstanding $100 million mortgage loan issued on May 7, 2004 by ABPMC, an affiliate of Cerberus, will be refinanced by the third party mortgage and mezzanine financing described on page 76 simultaneously with the proposed offering, revise the presentation in the table of capitalization on page 24 to show the new $165 million of debt as a separate line item. Include a description or cross reference to a description of the mortgage and mezzanine financing.

Management, page 68

22.   Please disclose Michael Rossi`s affiliation with Cerberus.

Principal Stockholders, page 74

23. We reissue prior comment 56. Please include in the footnotes to the table the securities issuable within 60 days.

Certain Relationships and Related Transactions, page 76

24. We reissue our prior comment 60 with respect to the each reported transaction for which you did not state was at least as fair to the company as you would expect to negotiate with third parties.

25. Please disclose the name of the lender for your mortgage loan and explain why you have included this financing in this section.

26. Tell us more about the terms of the mezzanine loans that you will secure simultaneously with the offering. We assume that the 61 warehouse properties you refer to are the warehouse properties listed under the caption, Properties and Facilities, on page 62. We also assume that the loan documents and master lease agreement will be filed as exhibits. Please confirm.

27. Clarify your disclosure to state why you have characterized this financing as mezzanine. In addition, clarify what you mean by "direct membership interests in our property-owning consolidated subsidiaries."

28. With respect to the 61 warehouse properties that will act as security for the mortgage loan and mezzanine financing, tell us the carrying amount of the properties in the BlueLinx July 3, 2004 balance sheet and the appraised amount of the properties.

Underwriting, pages 89-92

29. We reissue prior comment 66. Disclose the amount of the fees paid to Goldman Sachs under the revolving credit facility.

30. We reissue prior comment 67. Disclose that the representatives will use their sole discretion in determining whether to consent to waiving the 180-day lock-up agreement.

31. We note your response to prior comment 69. Please provide us with copies of all information concerning your company or prospectus that has appeared on Yahoo`s website.

Financial Statements

Environmental and Legal Matters

32. We note your response to prior comment 81. Provide detailed disclosures about the terms of the indemnification. We note that on page 16 you disclose, "However, any remediation costs may not be covered by indemnification or insurance." We also note that in Section 8.4(d) of the Asset Purchase Agreement, Georgia Pacific can dispute its obligation to indemnify you for an environmental matter, which indicates that you may not be fully indemnified of all pre-closing environmental liabilities. Please advise.

Statements of Certain Assets and Liabilities and Consolidated Balance Sheets, pages F-3 and F-25)

33. Separately disclose accounts payable and bank overdrafts. Note that if any individual component exceeds 5% of total current liabilities, it should be stated separately on the balance sheet or in the notes to the financial statements. Refer to paragraph 20 of Rule 5-02 of Regulation S-X.

34. If material, separately show transportation equipment and disclose the estimated useful life for depreciation purposes.

Note 1. Basis of Presentation and Background - Allocation of Costs from Georgia-Pacific, page F-7

35. We note your response to prior comment 79. Please provide the average balance due to or due from Georgia-Pacific for each period for which an income statement is required. In addition, disclose that you are unable to provide estimates of the components of the intercompany balances at each of the balance sheet dates. Refer to Question 4 of SAB Topic 1.B.1.

Business Combinations, page F-30

36. We note your response comment 39.  We also note discussion of the
master supply agreement provided on pages 14, 15 and 61.   Please
expand your disclosure to provide a summary of the terms of the master supply agreement including why you believe that the economic terms are beneficial to you. The filing should include disclosure about the pricing mechanism in the supply agreement sufficient to provide an understanding of the reason the agreement is beneficial to the company. In addition, provide us with the valuation report used to arrive at the $5 million supply agreement intangible asset.

Item 15.  Recent Sales of Unregistered Securities, page II-2

37. With respect to the first three items on your list, please revise to state the facts upon which you determined that each sale was exempt from registration.

38. We note your response to prior comment 84. In May 2004 the Company issued 1,900,000 common shares in a private placement at 25 cents per share to 6 employees. While the per share amount is the same as that for the issuance of 18,099,900 to Cerberus, the founding shareholder at the same time, we do not believe the transaction with Cerberus necessarily establishes the fair value of the shares sold in the private placement. Absent any transactions with independent third parties, it is not clear how you determined the fair value of the shares sold in the private placement to employees. Please advise. Please provide the staff with your valuation analysis or other support in order to establish that the transaction should not be treated as compensatory.

39. In addition, for the options issued on August 30, 2004 and August 31, 2004, provide us with your calculation of the $5.82 per option fair value using the Black-Scholes stock option pricing model. Your response should also include a summary of the assumptions used in the model as well as your basis for using those assumptions. The assumptions discussed should include the interest rate, volatility, duration and fair value at the date of grant. Explain the basis of the fair value at the date of grant.

40. We note your response to prior comment 85. Provide the following disclosures as previously requested for shares issued to employees, as applicable, by grant date:
* Number of options or shares granted;
* Exercise price;
* Fair Value of common stock;
* Intrinsic value per option, if any;
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* If the valuation specialist was a related party, indicate as such.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Nudrat Salik at (202) 942-7769, or in her absence, to Nathan Cheney at (202) 942-1804. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755 or Lesli Sheppard at (202) 942-1887. In this regard, please do not hesitate to contact the undersigned at
(202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Michael R. Littenberg, Esq.
	Schulte Roth & Zabel LLP
	919 Third Avenue
	New York, NY 10022

Barbara V. Tinsley, Esq.
BlueLinx Holdings Inc.
October 27, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE